Exhibit 99.1

B2Gold Corp. Announces Results of Vote for Election of Board of Directors
Vancouver, June 15, 2016 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce the voting results from the election of its Board of Directors at the Company's Annual General Meeting of Shareholders (the "Meeting") held on Friday, June 10, 2016.

The director nominees listed in the Management Information Circular dated Wednesday, May 4, 2016 were elected as directors of B2Gold at the Meeting. Detailed results of the vote are set out below:

Name	Total Votes in Favour (%)	Total Votes Withheld/Abstained (%)	Outcome of Vote
Clive Johnson	687,696,539 (96.18%)	27,334,407 ( 3.82%)	Approved
Robert Cross	670,998,065 (93.84%)	44,032,881 ( 6.16%)	Approved
Robert Gayton	528,384,309 (73.90%)	186,646,637 (26.10%)	Approved
Barry Rayment	706,021,989 (98.74%)	9,008,957 ( 1.26%)	Approved
Jerry Korpan	691,901,192 (96.77%)	23,129,754 ( 3.23%)	Approved
Bongani Mtshisi	713,820,836 (99.83%)	1,210,110 ( 0.17%)	Approved
Kevin Bullock	448,545,158 (62.73%)	266,485,788 (37.27%)	Approved
George Johnson	684,154,844 (95.68%)	30,876,102 ( 4.32%)	Approved
The resolutions with respect to the Appointment of Auditors was also approved by the shareholders of the Company at the Meeting.
About B2Gold
B2Gold is a Vancouver-based, international gold mining company with four operating mines, one mine under construction and numerous exploration projects across four continents in various countries, including Nicaragua, the Philippines, Namibia, Mali and Burkina Faso. Construction of B2Gold's Fekola mine in southwest Mali is on schedule and on budget, and is projected to commence production at the end of 2017. As a result, B2Gold is well positioned to maintain its low-cost structure and growth profile, with production increasing to approximately 800,000 to 850,000 ounces annually by 2018.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President & Chief Executive Officer

For more information on B2Gold please visit our website at www.b2gold.com or contact:

Ian MacLean                                                              Katie Bromley
Vice President, Investor Relations                         Manager, Investor Relations & Public Relations
604-681-8371                                                              604-681-8371
imaclean@b2gold.com                                             kbromley@b2gold.com